02016336

1-08588

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
FEB 26 2002
080

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 30, 2000

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________

Commission File Number 333-13002

PROCESSED
MAR 01 2002
THOMSON FINANCIAL

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR
COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

(the "Plan")
c/o Law Department
ICI AMERICAS INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

CRGH

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Independent Auditors' Report

Statement of Net Assets Available for Benefits
- December 30, 2000 and December 31, 1999

Statement of Changes in Net Assets Available for Benefits
- Years Ended December 30, 2000 and December 31, 1999

Notes to Financial Statements

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Plan Administrator and Members
Savings and Investment Plan for Collectively
Bargained Employees of the ICI Group:

We have audited the accompanying financial statements of net assets available for benefits of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group (the Plan) as of December 30, 2000 and December 31, 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103.8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments held by Bankers Trust Company (who acted as trustee for the period January 1, 1999 to June 30, 2000), the trustee of the Plan, and related investment transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is described in note 5, with related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of and for the year ended December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the aforementioned trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

KPMG

In our opinion, the financial statements, referred to above, of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group as of December 30, 2000, and for the year then ended, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2000, and changes in net assets for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 10, 2001

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Net Assets Available for Benefits

December 30, 2000 and December 31, 1999

		2000	1999
Investment in ICI Master Trust	$	2,438,018	—
Investment in NSC Master Trust		—	10,106,561
Total investments		2,438,018	10,106,561
Receivables:			
Employer contributions		14,083	274,694
Participants' contributions		37,698	82,879
Total receivables		51,781	357,573
Net assets available for benefits	$	2,489,799	10,464,134

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2000 and December 31, 1999

		2000	1999
Additions:			
Contributions from employer	$	239,489	558,792
Contributions and rollovers from participants		661,611	801,006
Net investment income of NSC Master Trust		73,801	1,381,267
Loan interest income		32,518	53,063
Transfer from other plan (note 1)		632,352	—
Total net additions		1,639,771	2,794,128
Deductions:			
Distributions to participants		859,815	961,546
Net investment loss of ICI Master Trust		215,471	—
Transfer to other plan (note 1)		8,538,820	—
Total deductions		9,614,106	961,546
Net (decrease)/increase		(7,974,335)	1,832,582
Net assets available for benefits at beginning of year		10,464,134	8,631,552
Net assets available for benefits at end of year	$	2,489,799	10,464,134

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Notes to Financial Statements

December 30, 2000 and December 31, 1999

(1) Description of the Plan and Employees' Rights and Benefits

The following description of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provision.

General

The Plan, formerly named the National Starch and Chemical Company Hourly Employees' Savings Plan (the HESP), is a defined contribution plan sponsored by Indopco, Inc. The Plan covers all eligible members of the bargaining units located at Chattanooga, Tennessee and Hazleton, Pennsylvania of National Starch and Chemical Company and eligible members of the Crosfield Joliet, Illinois bargaining unit. Members of the above mentioned bargained units shall be eligible in this Plan effective their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The HESP included assets covering substantially all hourly (non-union) employees and two union locations of National Starch and Chemical Company through June 30, 2000. On July 1, 2000, the HESP was renamed and restated as the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group and the plan document was amended accordingly. Assets related to the Crosfield Joliet, Illinois bargaining unit, totaling approximately $632,352 were transferred into the restated Plan on July 3, 2000. Assets related to the hourly (non-union) employees of the HESP, totaling approximately $8,538,820, were transferred out of the restated Plan on July 3, 2000 to the Savings and Investment Plan of the ICI Group. As of July 1, 2000, the Plan is invested in a tax-exempt master trust under an agreement between ICI American Holdings Inc. and Fidelity Management Trust Company (the ICI Master Trust) with other plans sponsored by ICI American Holdings Inc. and its subsidiaries (the Company).

Contributions

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of 1 percent on a pre-tax basis, between 1 percent and 15 percent of eligible compensation, as defined. Plan participants may contribute to the Plan, in increments of 1 percent on a post-tax basis, between 1 percent and 12 of eligible compensation. As of the end of each month, for each dollar a participant contributes, the Company makes a pretax matching contribution subject to the limits established by each collective bargaining unit as follows:

- The Company makes a matching contribution of $1.00, subject to a maximum Company matching contribution of 3% of eligible compensation for that month for eligible participants of the Hazleton, Pennsylvania Bargained Unit of National Starch and Chemical Company.
- The Company makes a matching contribution of $1.00, subject to a maximum Company matching contribution of 3% of eligible compensation for that month for eligible participants of the Alco Bargaining Unit of National Starch and Chemical Company – Chattanooga, Tennessee.

- The Company makes a matching contribution of $.50, subject to a maximum Company matching contribution of 2.5% of eligible compensation for that month for eligible participants of the Crosfield Joliet, Illinois Bargaining Unit.

The Company shall also contribute an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator shall determine the before-tax contributions made to the participant's account for the plan year. The Administrator shall then determine the hypothetical amount of the before-tax contributions based upon the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the maximum bargained amount. The difference, if any, between the actual before tax matching contribution and the hypothetical year end match is the "Make Up Matching" contribution.

Prior to the restatement of the Plan, the Company also made a profit sharing contribution to the Plan for its eligible non-union employees in each fiscal year in which the Company's pretax income exceeded an amount equal to the sum of 15% of the Company's shareholder's equity as of the end of the fiscal year preceding such fiscal year plus the amount of matching contributions made by the Company with respect to such fiscal year. The profit sharing contributions made by the Company equaled the smallest of three amounts computed by certain methods stipulated in Section 3.04(a) of the Plan. Profit sharing contributions were allocated to accounts of the participants eligible for profit sharing contributions under the terms of the plan, in proportion that the eligible compensation of each such participant bears to the aggregate eligible compensation of all such participants for the applicable fiscal year. Such profit sharing contributions were $241,419 for the year ended December 31, 1999. No profit sharing contribution was made for the periods ended June 30, 2000 or December 30, 2000.

Vesting Provisions

Participants are 100% vested in the amounts they contribute to their accounts, including the related earnings and losses. Effective July 1, 2000, participants are immediately vested in 100% of matching contributions that are allocated to the participant's account. The portion of a participant's account balance transferred from a prior plan shall be fully vested. Prior to July 1, 2000, participants became fully vested in his or her company account after completing five years of continuous service, as defined. The Company contributions were reduced by $430 and $4,383 from forfeited non-vested accounts in 2000 and 1999, respectively.

Withdrawals

Participants may withdraw their employee contributions and vested matching contributions (and related investment income, if any, on such contributions) subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59-1/2. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time.

Benefit Payments

Upon termination of employment, as defined, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participant's meeting certain criteria, as defined in the Plan, can elect installment payment options.

Investment Options

The participant contributions are invested at the election of the participant in one or more of the following:

- *Fidelity Intermediate Bond Fund*

  This fund invests in domestic and foreign investment-grade debt securities and normally maintains an average maturity between three and ten years. The goal of the fund if to seek high current income. This option was discontinued during 2000 and funds were transferred to other options based upon participant directions.

- *Fidelity Equity Income Fund*

  This fund invests primarily in income-producing equity securities. The goal of this fund is to obtain reasonable income while also considering the potential for capital appreciation.

- *Fidelity Magellan Fund*

  This fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth. The goal of this fund is capital appreciation.

- *Fidelity US Equity Index Pool Fund*

  This fund invests in publicly traded U.S. common stocks. The goal of this fund is to duplicate the composition and total return of the Standards & Poor's 500 Index.

- *ICI Long-term Income Fund*

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, typically three to five years.

- *T. Rowe Price Small Cap Stock Fund*

  This fund invests approximately 80% of assets in equities traded in the United States. It may invest the remaining assets in exchange-listed securities. Management focuses on securities of companies it believes offer superior earning growth or are undervalued based on various valuations measures. The fund may also invest up to 10% of assets in foreign issues, including American Depositary Receipts (ADRs). This fund option is new in 2000.

- *Fidelity Balanced Fund*

  This fund invests in a broadly diversified portfolio of high-yielding securities, including common and preferred stock, and bonds. This fund seeks income consistent with preservation of capital. The fund invest approximately 25% of assets in fixed-income senior securities rated BBB or higher. The fund may write covered call options and buy put options. This fund option is new in 2000.

- *Fidelity Aggressive Growth Fund*

  This fund invests approximately 65% of assets in equity securities issued by companies that are in developmental stages and that management believes may achieve rapid growth in earnings and/or revenues. The fund invests in both small companies and large established companies with strong growth prospects, with an objective of capital appreciation. This fund option is new in 2000.

- *American Funds EuroPacific Growth Fund*

  This fund invests approximately 65% of assets in equity securities of issuers domiciled in Europe of the Pacific Basin. It may invest up to 20% of assets in securities in developing countries. In addition to direct foreign investment, the fund may purchase American Depositary Receipts. No more than 5% of assets may be invested in debt securities rated below investment-grade. The objective of this fund is to seek long-term capital growth. This fund option is new in 2000.

- *Mellon Capital Asset Allocation Strategy Fund*

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor. This fund option is new in 2000.

(Continued)

- *ICI Company Stock Fund*

  The ICI Company Stock Fund invests exclusively in Imperial Chemical Industries PLC. This fund option is new in 2000.

The aforementioned description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete details.

(2) Summary of Significant Accounting Policies

Method of Financial Presentation and Accounting

Prior to July 1, 2000, plan assets were invested, together with the assets of another company-sponsored plan, in the National Starch and Chemical Company Master Trust (the NSC Master Trust) and were held by Bankers Trust Company (the Trustee). Effective July 1, 2000, the plan assets were transferred into the ICI Master Trust held by Fidelity Management Trust Company (the New Trustee). The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

Valuation of Plan Assets and Income Recognition

In the accompanying statement of assets available for plan benefits, the Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value and guaranteed annuity contracts, included in the ICI Long-term Fund, are stated at contract value, which approximates fair value. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of securities are based on average cost. The net investment income of master trust, as reflected in the statements of changes in net assets available for benefits, represented the Plan's proportionate share of the net investment income from the master trust.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the accompanying notes. Actual results could differ from those estimates.

(Continued)

Risks and Uncertainties

The assets of the plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock and bond markets, interest rates, economic conditions and world affairs.

The ICI Long-Term Fund (LT Income Fund) is comprised of guaranteed investment contracts, bonds and bond portfolios. These types of investment vehicles carry a degree of credit risk. In the event of nonperformance, the related asset value of the contracts could be impaired.

Administrative Expenses

Prior to June 30, 2000, except for certain fees of the LT Income Fund which are paid directly by that fund, the Company pays all expenses of administering the Plan and the NSC Master Trust, including fees and expenses of the Trustee and investment manager.

Subsequent to July 1, 2000, generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Companies. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary capital management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Companies. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133, as amended, requires that an entity recognize all derivatives and measure those instruments at fair value. The Plan is required to adopt SFAS No. 133 effective December 31, 2000. Management has determined that the impact of SFAS No. 133 on the Plan's financial statements would be immaterial.

(3) Loans to Plan Participants

Loans from the Plan may only be made to participant's who are "parties in interest" within the meaning of ERISA section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code 414(1); provided that a participant

(Continued)

with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. Participant's may borrow up to 50% of their vested account balance. This amount may be reduced if the participant has recently repaid an existing loan. Loans under $500 or over $50,000 are not permitted. The participant's loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Participant loans granted during 2000 carried an interest rate of between 9.5% and 10.5%. Repayments are made from payroll deductions. There were loans outstanding totaling $98,843 and $614,084 at December 30, 2000 and December 31, 1999, respectively.

(4) Investments in the ICI Master Trust

As of December 30, 2000, the Plan's investments were held in the ICI Master Trust, which was established for the investment assets of the Plan and several other ICI company sponsored plans. Each participating plan has an undivided interest in the ICI Master Trust. The assets of the ICI Master Trust are held by the New Trustee. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

The following table presents the fair values of investments in the ICI Master Trust as of December 30, 2000:

ICI Long Term Income Fund	$	256,060,749
Mellon Capital Asset Allocation Fund		22,488,477
T. Rowe Price Small Cap Stock Fund		14,028,413
American Funds Europacific Growth Fund		17,472,124
ICI Company Stock Fund		30,788,711
Fidelity Magellan Fund		224,487,001
Fidelity Equity Income Fund		63,018,751
Fidelity Balanced Fund		23,179,119
Fidelity Aggressive Growth		54,401,137
Fidelity US Equity Index Pool Fund		66,565,742
Participant loans		17,878,768
	$	790,368,992
Plan's proportionate share		0.3%

The following table presents the net investment loss of investments in the ICI Master Trust for the six months ended December 30, 2000:

Investment loss:		
Interest income and dividends	$	26,724,589
Net depreciation in fair value of investments		(67,011,177)
	$	(40,286,588)
Plan's proportionate share		0.5%

(5) Participation in the NSC Master Trust

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, information regarding investments in the NSC Master Trust and related net investment income of NSC Master Trust and loan interest income presented in the accompanying financial statements was derived from the information certified by the Trustee as complete and accurate as of December 31, 1999 and for the year ended December 31, 1999. As noted in note 1, the assets of the Plan held in the NSC Master Trust were transferred from Bankers Trust Company to Fidelity Management Trust Company concurrent with the amendment and restatement of the Plan.

The following table presents the fair value of investments for the NSC Master Trust at June 30, 2000 and December 31, 1999:

		2000	1999
Investments at fair value:			
Fidelity Intermediate Bond Fund	$	5,792,162	6,912,217
Fidelity Equity Income Fund		38,189,914	43,911,716
Fidelity Magellan Fund		144,767,316	136,164,508
Fidelity US Equity Index Pool Fund		46,592,986	45,459,045
ICI Long Term Income Fund		100,624,586	110,668,101
Loan Fund		4,704,614	4,898,894
	$	340,671,578	348,014,481
Plan's proportionate share		3%	3%

Net increase (decrease) in fair value by NSC Master Trust investment for the six months ended June 30, 2000 and for the year ended December 31, 1999 is as follows:

		2000	1999
Fidelity Intermediate Bond Fund	$	(1,120,055)	(715,611)
Fidelity Equity Income Fund		(5,721,802)	(1,533,324)
Fidelity Magellan Fund		8,602,808	24,121,615
Fidelity US Equity Index Pool Fund		1,133,941	5,921,546
ICI Long Term Income Fund		(10,043,515)	2,720,932
Loan Fund		(194,280)	439,879
	$	(7,342,903)	30,955,037

Net Investment Income

The net investment income from the NSC Master Trust for the six months ended June 30, 2000 and year ended December 31, 1999, respectively, was comprised of the following:

		2000	1999
Dividends and interest	$	5,030,308	17,851,708
Income on pooled funds and insurance contracts		4,438	9,102
Net realized/unrealized (depreciation) appreciation		(1,431,118)	27,769,274
NSC Master Trust net investment income	$	3,603,628	45,630,084
Plan's proportionate share		2%	3%

(6) Tax Status

The Plan obtained a determination letter on March 29, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since receiving the determination letter, the Plan has been amended and restated. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan, as amended and restated, and remain qualified under the applicable provisions of the Internal Revenue Code.

(Continued)

(7) Termination of Priorities

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth under ERISA. In the event that the Plan is terminated: (a) the trust instrument shall be continued with respect to the Plan until each fund has been completely disbursed; (b) each member's account balance shall be paid in full force and effect; and (c) none of the assets of any fund shall revert back to the Company.

(8) Reconciliation to Form 5500

The Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA require that amounts payable to participants be reflected as liabilities of the Plan. As such, the Plan's 1999 Form 5500s report distributions and withdrawals payable of $25,426, but not yet paid as of that date. In accordance with guidelines issued by the American Institute of Certified Public Accountants (AICPA), the statements of net assets available for benefits do not include distributions and withdrawals payable, since the Plan's financial statements reflect amounts allocated to withdrawing participants for benefits claims only when they are actually paid.

(9) Subsequent Events

As a result of the sale of the Crosfield business to an affiliate of Ineos on January 9, 2001 assets equal to the account balances of current and former Crosfield employees were transferred to a plan established by an Ineos affiliate.

(10) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Acts of 1933 and 1934 which require the Plan to file an annual report on Form 11K within 180 days of the end of the Plan's fiscal year. As of December 10, 2001, the Plan has not made such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan For
Collectively Bargained Employees of the
ICI Group

Date: February 15, 2002

By: Thomas M. Hindman
Designated Representative

w:\Law\Gen\Tmh\11Ks\ICI Union SIP YE 123000.doc

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.

Independent Auditors' Consent

Employee Benefits Investment Committee
ICI America Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13002) on Form S-8 of Imperial Chemical Industries PLC of our report dated December 10, 2001, relating to the statement of net assets available for benefits of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group as of December 30, 2000 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 30, 2000 annual report on Form 11-K of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group.

KPMG LLP

Short Hills, New Jersey
February 15, 2002